# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AtaiBeckley Inc., CIK 0002081043
CUSIP: 04650F101
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 250 West 34th Street, New York, New York (NY), 10119
Date of event which requires filing of this statement: 07/15/2026
Filed by CIK 0001845711
Persons authorized to receive notices and communications: Evan S. Simpson, 1 New Fetter Lane, London, United Kingdom (X0), EC4A 1AN, 44 20 7959-8426

## Reporting persons
- Apeiron Investment Group Ltd. (CIK 0001845711): type of reporting person: corporation (CO); citizenship or place of organization: Malta (O1); source of funds: other (OO); sole voting power 0; shared voting power 55,770,948; sole dispositive power 0; shared dispositive power 55,770,948; aggregate amount beneficially owned 55,770,948 (15.1% of the class)
- Apeiron Presight Capital Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,799,302; sole dispositive power 0; shared dispositive power 1,799,302; aggregate amount beneficially owned 1,799,302 (0.5% of the class)
- Presight Capital Management I, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,799,302; sole dispositive power 0; shared dispositive power 1,799,302; aggregate amount beneficially owned 1,799,302 (0.5% of the class)
- Fabian Hansen: type of reporting person: individual (IN); sole voting power 0; shared voting power 1,799,302; sole dispositive power 0; shared dispositive power 1,799,302; aggregate amount beneficially owned 1,799,302 (0.5% of the class)
- Christian Angermayer: type of reporting person: individual (IN); sole voting power 1,600,418; shared voting power 56,812,134; sole dispositive power 1,600,418; shared dispositive power 56,812,134; aggregate amount beneficially owned 56,812,134 (15.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.01 per share
Name of issuer: AtaiBeckley Inc.
Address of issuer's principal executive offices: 250 West 34th Street, New York, New York (NY), 10119

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 4 (the "Amendment No. 4") to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on February 24, 2025 (the "Schedule 13D"), Amendment No. 1 thereto filed on June 4, 2025, Amendment No. 2 thereto filed on August 18, 2025 and Amendment No. 3 thereto filed on October 20, 2025. This Amendment No. 4 is filed by:

(i) Apeiron Investment Group Ltd. ("Apeiron");
(ii) Apeiron Presight Capital Fund II, L.P. ("Presight II");
(iii) Presight Capital Management I, L.L.C. ("Presight Management");
(iv) Fabian Hansen; and
(v) Christian Angermayer.
Residence or business address: The principal business address of Apeiron and Mr. Angermayer is 66 & 67 Amery Street, SLM1707, Sliema, Malta. The principal business address of each of the remaining Reporting Persons is 440 N Barranca Ave #3391, Covina, CA 91723 USA.
Present principal occupation or employment:
The principal business of Apeiron and Presight II are making investments. The principal business of Presight Management is acting as the general partner of Presight II.

Apeiron's sole director is Sanad Abushala and his principal business address is Centris Business Gateway, Level 0/C, Triq Is-Salib tal-Imriehel, Zone 3, Central Business District, Mirehel, Birkirkara, Malta CBD 3020. His present principal occupation is Head of Treasury at Apeiron.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Presight II and Presight Management are organized under the laws of the state of Delaware. Apeiron is organized under the laws of the Malta. Each of Messrs. Hansen and Angermayer is a German citizen. Mr. Abushala is a Croatian citizen.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On July 15, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Eli Lilly and Company, an Indiana corporation ("Parent"), and Albali Acquisition Corporation, a Delaware corporation and indirect wholly owned subsidiary of Parent ("Merger Sub"), pursuant to which, subject to satisfaction or waiver of the conditions therein, Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer surviving as a wholly owned subsidiary of Parent.

On July 15, 2026, in connection with the execution of the Merger Agreement, Apeiron and Christian Angermeyer entered into separate Voting and Support Agreements (the "Support Agreements") with Parent. The Support Agreements provide that, among other things, each of Apeiron and Christian Angermeyer has agreed (i) to vote all of the shares of common stock held by such stockholder in favor of the adoption of the Merger Agreement, subject to certain exceptions (including the valid termination of the Merger Agreement), (ii) not to transfer such shares of common stock, and (iii) to certain other restrictions on its ability to take actions with respect to the Company and its shares of common stock.

The foregoing descriptions of the Support Agreements does not purport to be complete and is qualified in its entirety by the full text of the form of Support Agreement, a copy of which is filed as Exhibit 99.1 to this Amendment No. 4 and is incorporated into this Item 4 by reference. A copy of the form of Support Agreement and the above description of the Support Agreements have been included to provide investors with information regarding the terms of the Support Agreements. They are not intended to provide any other factual information about the parties to the Support Agreements or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Support Agreements were made only for the purposes of the Support Agreements and as of specific dates, are solely for the benefit of the parties to the Support Agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Support Agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Support Agreements and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Support Agreements, which subsequent information may or may not be fully reflected in the Reporting Persons', the Issuer's or Parent's public disclosures.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of June 22, 2026, the Reporting Persons collectively beneficially own 56,812,134 shares of common stock, representing approximately 15.4% of the voting rights attached to the shares of common stock.

The ownership percentages set forth in this Amendment No. 4 have been calculated on the basis of 368,166,674 shares of common stock outstanding as of May 8, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on May 12, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
The following table sets forth, as of the date of this Amendment No. 4, the aggregate number of shares of common stock and percentage of shares of common stock beneficially owned by each of the Reporting Persons, as well as the number of shares of common stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of.

Reporting Amount beneficially Percent of Sole power to vote or Shared power to vote or Sole power to dispose or Shared power to dispose or
Person owned class to direct the vote to direct the vote to direct the disposition to direct the disposition
Apeiron Investment 55,770,948 15.1% 0 55,770,948 0 55,770,948
Group, Ltd.
Apeiron Presight 1,799,302 0.5% 0 1,799,302 0 1,799,302
Capital Fund II, L.P.
Presight Capital 1,799,302 0.5% 0 1,799,302 0 1,799,302
Management I, L.L.C.
Fabian Hansen 1,799,302 0.5% 0 1,799,302 0 1,799,302
Christian Angermayer 56,812,134 15.4% 1,600,418 56,812,134 1,600,418 56,812,134

Presight II is the record holder of 1,799,302 shares of common stock. Apeiron is the record holder of 53,917,646 shares of common stock. Christian Angermayer may be deemed to beneficially own 1,041,186 shares of common stock underlying vested options to purchase shares of common stock.

Presight Management is the general partner of Presight II. Apeiron and Fabian Hansen are the managing members of Presight Management. Christian Angermayer is the controlling shareholder of Apeiron.

As a result, each of Presight Management, Apeiron, Mr. Hansen and Mr. Angermayer may be deemed to share beneficial ownership of the securities held by Presight II, and Mr. Angermayer may be deemed to share beneficial ownership of the securities held by Apeiron.
Transactions in the class effected during the past sixty days: Except as described in this Item 5, none of the Reporting Persons has beneficial ownership of any shares of common stock or, except as described in this Schedule 13D, has effected any transaction in the shares of common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock owned, directly or indirectly, by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information provided and/or incorporated by reference in Item 4 is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
Exhibit 99.1 Form of Voting and Support Agreement, dated as of July 15, 2026 (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K, filed on July 16, 2026).

## Signatures
- Apeiron Investment Group Ltd.: /s/ Sanad Abushala, Sanad Abushala, Director (07/17/2026)
- Apeiron Presight Capital Fund II, L.P.: /s/ Fabian Hansen, Fabian Hansen, Managing Member (07/17/2026)
- Presight Capital Management I, L.L.C.: /s/ Fabian Hansen, Fabian Hansen, Managing Member (07/17/2026)
- Fabian Hansen: /s/ Fabian Hansen, Fabian Hansen (07/17/2026)
- Christian Angermayer: /s/ Christian Angermeyer, Christian Angermayer (07/17/2026)